UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  Milacron Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares - Par Value $.01
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    598709103
                                 (CUSIP Number)

           Steven N. Isaacs                            Matthew M. Weber
         Glencore Finance AG                   Cadwalader, Wickersham & Taft LLP
          Baarermattstrasse 3                     One World Financial Center
             CH-6341 Baar                          New York, New York 10281
             Switzerland                               (212) 504-6000
         011-41-41-709-2340
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)




                                 March 31, 2006
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 2 of 11
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Glencore Finance AG
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)[X] (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       (See Item #3) AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
     NUMBER OF     8   SHARED VOTING POWER
       SHARES
    BENEFICIALLY       33,432,142 (1)
      OWNED BY     -------------------------------------------------------------
        EACH       9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON          0
        WITH       -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       33,432,142 (1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  33,432,142
       (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.55% (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO
--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis, together with 575,000 shares of common stock issuable upon exercise of the Contingent Warrants (as defined below) beneficially owned by Glencore (as defined below).

       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that Glencore, but no other person, is deemed to have exercised its derivative rights, then Glencore would be deemed to beneficially own 39.46% of the common stock of Milacron (as defined below).
--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 3 of 11
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Glencore International AG
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       (See Item #3) AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                       0
                   -------------------------------------------------------------
    NUMBER OF      8   SHARED VOTING POWER
      SHARES
   BENEFICIALLY        33,432,142 (1)
     OWNED BY      -------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
      PERSON           0
       WITH        -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       33,432,142 (1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  33,432,142
       (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.55% (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO, HC
--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis, together with 575,000 shares of common stock issuable upon exercise of the Contingent Warrants beneficially owned by Glencore.

       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that Glencore, but no other person, is deemed to have exercised its derivative rights, then Glencore would be deemed to beneficially own 39.46% of the common stock of Milacron.
--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 4 of 11
----------------------------                           -------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Glencore Holding AG
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
       (See Item #3) AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                       0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          33,432,142 (1)
       EACH        -------------------------------------------------------------
    REPORTING      9   SOLE DISPOSITIVE POWER
      PERSON
       WITH            0
                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       33,432,142 (1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  33,432,142
       (1)
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.55% (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO, HC
--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis, together with 575,000 shares of common stock issuable upon exercise of the Contingent Warrants beneficially owned by Glencore.

       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that Glencore, but no other person, is deemed to have exercised its derivative rights, then Glencore would be deemed to beneficially own 39.46% of the common stock of Milacron.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 5 of 11
----------------------------                           -------------------------

                                  INTRODUCTION

            This Amendment No. 4 to Schedule 13D amends Amendment No. 3 to
Schedule 13D filed by (i) Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International") and Glencore Holding AG ("Glencore Holding", and collectively with Glencore Finance and Glencore International, "Glencore"), and (ii) Mizuho International PLC and Mizuho Securities Co., Ltd. on March 22, 2006.

            This Amendment No. 4 relates to the beneficial ownership by Glencore of common shares issuable upon exercise of the Contingent Warrants issued by Milacron Inc. ("Milacron"). On March 31, 2006, Glencore received a notice from Milacron stating that the Contingent Warrants had become immediately exercisable in accordance with the terms and conditions thereof. As a result, Glencore is disclosing its beneficial ownership of shares of Common Stock issuable upon exercise of its Contingent Warrants. Accordingly, Item 5 of Amendment No. 3 to
Schedule 13D is hereby amended as follows:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) Milacron has 51,285,132 shares of Common Stock (as defined below) outstanding as of March 1, 2006, according to Milacron's Form 10-K for the fiscal year ended December 31, 2005.

The total number of shares of Common Stock that Glencore beneficially owns is 33,432,142 shares, comprised of 32,857,142 shares represented by the Series B Convertible Preferred Stock (on an as-converted basis) held by it, together with 575,000 shares represented by the Contingent Warrants (as defined below) held by it. In the aggregate, Glencore's beneficial ownership of common shares represents approximately 30.55% of Milacron's total outstanding shares of common stock as of the date hereof (the "Common Stock"), after taking into account (i) the approximately 57,142,857 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and (ii) the 1,000,000 shares of restricted Common Stock issuable upon exercise of the Contingent Warrants.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Series B Convertible Preferred Stock reported as beneficially owned by Glencore.

            (c) On March 31, 2006, Milacron delivered a notice to Glencore stating that the Contingent Warrants had become immediately exercisable. Neither Glencore nor, to the best of Glencore's knowledge, any person listed on Annex 1 has effected any transactions in the Series B Convertible Preferred Stock or the Common Stock during the past sixty days.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 6 of 11
----------------------------                           -------------------------

            (d) Not applicable.

            (e) Not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2006

                                       GLENCORE FINANCE AG


                                       By:  /s/ Barbara Wolfensberger
                                          --------------------------------------
                                          Name:   Barbara Wolfensberger
                                          Title:  Director


                                       By:  /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name:   Steven N. Isaacs
                                          Title:  Director


                                       GLENCORE INTERNATIONAL AG


                                       By:  /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name:   Lotti Grenacher
                                          Title:  Officer


                                       By:  /s/ Andreas Hubmann
                                          --------------------------------------
                                          Name:   Andreas Hubmann
                                          Title:  Officer

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 7 of 11
----------------------------                           -------------------------


                                       GLENCORE HOLDING AG


                                       By:   /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:   Willy R. Strothotte
                                          Title:  Chairman


                                       GLENCORE HOLDING AG


                                       By:  /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name:   Ivan Glasenberg
                                          Title:  Director

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 8 of 11
----------------------------                           -------------------------

                                     Annex 1

Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Steven N. Isaacs               Chairman and Managing                              South Africa
                               Director of Glencore
                               Finance AG

Andreas P. Hubmann             Officer of Glencore
                               International AG --
                               Accounting

Barbara A. Wolfensberger       In-house Counsel of
                               Glencore International AG


Directors of Glencore International

            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Willy R. Strothotte            Chairman                                           Germany

Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Non-Executive Director

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Lachenal Patry             CH-8001 Zurich,
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road,       USA
                               Executive Officer of       Bldg. A, Suite 200,
                               Century Aluminum Company   Monterey, CA 93940

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No. 598709103                                    Page 9 of 11
----------------------------                           -------------------------

Directors of Glencore Holding

            Name                 Principal Occupation        Business Address      Citizenship
------------------------------ -------------------------- ----------------------- ---------------
Willy R. Strothotte            Chairman                                           Germany

Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Non-Executive Director

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Lachenal Patry             CH-8001 Zurich,
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road,       USA
                               Executive Officer of       Bldg. A, Suite 200,
                               Century Aluminum Company   Monterey, CA 93940

Andreas P. Hubmann             Officer of Glencore
                               International AG --
                               Accounting